

Mail Stop 3561

March 15, 2016

Tommy E. Kee
Chief Financial Officer
Harrison Vickers and Waterman Inc.
712 U.S. Highway 1, Suite 200
North Palm Beach, FL 33408

> **Re:** **Harrison Vickers and Waterman Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2015**
> **Filed September 15, 2015**
> **Form 8-K**
> **Filed April 27, 2015**
> **Response Dated March 8, 2016**
> **File No. 333-162072**

Dear Mr. Kee:

We have reviewed your March 8, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2016 letter.

Form 10-K for the Fiscal Year Ended June 30, 2015

Report of Independent Public Accounting Firm, page F-2

1. We note your response to comment 1 and your proposal to address the language in the third paragraph. Your response did not address the language in the first paragraph which indicates only the June 30, 2015 financial statements were audited. Please additionally note that the required financial statements presented in your Form 10-K must be audited for all periods presented, June 30, 2015 and June 30, 2014. Please amend your Form 10-K to include audit reports covering the required periods.

Note 1 – Organization and Operations, page F-7

2. We note your response to comment 3, specifically the third bullet, that the acquisition was accounted for as a reverse merger (recapitalization) with ABH deemed to the accounting acquirer and the Company deemed to be the legal acquirer. The accounting that should result from a "reverse" recapitalization is that ABH would be reported at its predecessor carrying value for all periods presented as if it were the reporting company and the Company's book value would be treated as an equity transaction in the financial statements of ABH. HVW's prior operations would not be presented. In addition, no goodwill would result from the transaction. It does not appear this was the accounting you employed. It appears you accounted for the acquisition of ABH as a "forward" acquisition and recorded it at fair value at the date the acquisition closed with results of ABH brought forward from that date. If our understanding is incorrect, please clarify it. If our understanding is correct, based on your representation mentioned above, we do not concur with your accounting and presentation hence you should revise your financial statements to reflect the correct accounting for a reverse recapitalization in an amendment to your Form 10-K.

3. We note your response to comment 3, specifically the fifth bullet where you provided the balance sheet of ABH. If you accounted for the acquisition as reverse merger (recapitalization), please explain how this presentation is compliant with the disclosure requirements of ASC 805-20-50-1 which addresses the disclosure requirements of the accounting acquirer (ABH) pertaining to the accounting acquiree (HVW).

Form 8-K filed April 27, 2015

4. Based on your response to comment 5, it does not appear you intend to provide financial statements for ABH as required by Item 9.01(a) of Form 8-K. In accordance with the requirements, the financial statements of ABH were required no later than 71 calendar days after the 8-K was filed or July 13, 2015. As of such date, the required financials of ABH had not been filed and are considered delinquent. Assuming ABH is a smaller reporting company, the periods required are governed by Rule 8-04(b)of Regulation S-X and must include the two most recent fiscal years (audited) and any interim periods specified in Rule 8-03 of Regulation S-X. The subsequent filing of the June 30, 2015 balance sheets after the acquisition and after the 71 day requirement does not relieve you from having to comply with the stated initial requirement. Additionally we note your response did not address your intent with respect to providing an income statement, statements of cash flows or statement of stockholders' equity, all of which are required by the above Item. With regards to the pro forma information required by Item 9.01(b) of Form 8-K, we note you intend to include June 30, 2015, historical balance sheets, including HVW that appear to already reflect the acquisition of ABH. The purpose of the pro forma financial information is to show how the acquisition of ABH would have affected the historical financials had it been consummated prior to its inclusion in the June 30, 2015 balance sheet. We also note your response did not address whether you

will provide a pro forma income statement. Pro forma financial information is governed by Article 11 of Regulation S-X and should be in columnar form showing condensed historical statements, pro forma adjustments, pro forma results and accompanying explanatory notes.   We believe the periods required are a pro forma balance sheet as of March 31, 2015 with adjustments showing the impact of the acquisition and the pro forma results and pro forma statements of income for the periods as required by Article 11-02(c). Please file the required Item 9.01 financial statements and pro forma information required as stated above.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or me at (202) 551-3849 with any questions.

Sincerely,

/s/ Jim Allegretto

Jim Allegretto
Senior Assistant Chief Accountant
Office of Consumer Products

cc: Roy G. Warren, Chief Executive Officer